

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commission   28 May 2004
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549



04035128

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 20 May 2004, I enclose recent releases to the London Stock Exchange.

Increase of Issued Share Capital   -   28 May 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

Communicate RNS



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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Increase of Issued Share Capital
Released	15:17 28 May 2004
Number	PRNUK-2805

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 28 May 2004 the issued share capital of the Company has been increased to 1,723,783,256 ordinary shares of 10 pence each to satisfy the exercise of options under the Friends Provident Executive Share Option Scheme and the Friends Provident ShareSave Scheme.

Application has been made for admission of the 29,490 new ordinary shares to trading on the London Stock Exchange.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END

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